UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2011

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk.

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(a state-owned public limited liability company)

(Translation of Registrant’s name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☑             Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]

Yes ☐           No ☑

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with

Rule 12g3-2(b): 82-                    ]

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA,TBK

(Registrant)

Date	April 29, 2011	By /s/ Agus Murdiyatno

(Signature)

Agus Murdiyatno
Vice President Investor Relation

PRESS RELEASE

No. TEL.96/PR .000/COP-A00700000/2011

TELKOM FILES THE FIRST QUARTER UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS 2011

Jakarta, April 29, 2011 – PT Telekomunikasi Indonesia Tbk. ("TELKOM" or the “Company”) has filed its un-audited Consolidated Financial Statements (the “Consolidated Statements”) for the three month period ended March 31, 2011 with BAPEPAM-LK, the Indonesian Capital Market Supervisory Agency.

Complete copies of both the un-audited financial position (balance sheet) and un-audited statements of comprehensive income (income statements) for the first quarter 2011 are attached to this press release. For complete versions of all the documents above, please visit www.telkom.co.id

Since January 1, 2011, the Company and its subsidiaries have adopted PSAK 1 (Revised 2009), “Presentation of Financial Statements”, PSAK 2 (Revised 2009), “Statements of Cash Flows”, and PSAK 3 (Revised 2010), “Interim Financial Statements”, which became effective for financial statement periods beginning on or after January 1, 2011. Those new accounting standards significantly impact to TELKOM’s Financial Statements, especially “Statement of Income” which is currently presented as “Statement of Comprehensive Income”.

A Summary of the financial position and statements of comprehensive income, as well as operational highlights, follows:

	FY 2010	1Q 2011	% Increase (decrease)
	(In Billion Rp)

Total Assets	99,758	100,685	0.9
Total Liabilities	43,344	40,455	(6.7)
Non-Controlling Interests	11,996	12,991	8.3
Total Equity	56,415	60,231	6.8

	1Q 2010	1Q 2011	% Increase (decrease)
	(In Billion Rp.)

Operating Revenue	16,356	16,706	2.1
Operating Expense	11,037	11,512	4.3
Operating Income	5,320	5,194	(2.4)
Income for the period*	2,786	2,828	1.5
EBITDA	9,059	8,642	(4.6)
EBITDA Margin (%)	55.4	51.7	(3.7)

The Financial Statements are prepared in according with Generally Accepted Accounting Standard in Indonesia

* Income for the period is the term used for Net Income based on PSAK 1(revised 2009)

	Unit	1Q 2010	1Q 2011	% Increase (decrease)

Fixed Lines:
- Wireline	Subs (000)	8,382	8,333	(0.6)
- Wireless	Subs (000)	15,948	18,708	17.3
Total Fixed Lines	Subs (000)	24,330	27,041	11.1
Cellular:
- Postpaid	Subs (000)	2,047	2,165	5.8
- Prepaid	Subs (000)	79,903	97,200	21.6
Total Customer Base Cellular	Subs (000)	81,950	99,365	21.3
ADSL (Speedy)	Subs (000)	1,283	1,791	39.6
MoU Cellular	Billion minutes	28	43	53.4
ARPU Cellular-blended	Rp.‘000 per month	43	37	(14.0)

As of March 31, 2011, TELKOM recorded an increase in total operating revenue of Rp350 billion or 2.1% which was mostly contributed by an increase in data, internet and IT services revenue by Rp688 billion or 14.4% and cellular revenue increased by Rp64 billion or 0.9%, offset by a decrease in interconnection revenue of Rp205 billion or 19.5% and fixed line revenue of Rp378 billion or 11.4%.

TELKOM recorded an increase in operating expenses as of March 31, 2011 by Rp475 billion or 4.3%. The increase was mostly due to an increase in operating, maintenance and other telecommunication expenses by Rp332 billion or 8.9% and an increase in marketing expenses by Rp309 billion or 74.2%. Meanwhile, depreciation and amortization expenses and general and administration expenses were declined by Rp291 billion and Rp88 billion or 7.8% and 14.7%, respectively.

TELKOM recorded income for the period at Rp2.828 billion or increased by 1.5% as compared to prior period.

TELKOM’s President Director, Rinaldi Firmansyah stated. “Our first Quarter 2011 positive performance results mainly contributed from the increase of cellular subscribers provided a solid financial foundation that shall enabled us to proceed confidently despite the chalenging environment. We are no longer merely the incumbent  in the domestic telecommunications industry, we are aiming to be a leading innovative player in the digital, information, media and edutainment business as well.”

AGUS MURDIYATNO

Vice President Investor Relations

For further information, please contact:

Investor Relations Unit

PT TELEKOMUNIKASI INDONESIA, Tbk

Tel:      62-21-5215109

Fax:    62-21-5220500

Email: investor@telkom.co.id

Website: www.telkom.co.id

PT Telekomunikasi Indonesia, Tbk. (“TELKOM”)  is the largest telecommunication and network services provider in Indonesia. Serving millions of customers nationwide, we provide a strong portfolio of information and communication services, including fixed wireline and fixed wireless telephone, mobile cellular, data and internet, and network and interconnection services, directly or through our subsidiaries. We have broadened our business portfolio to encompass TIME - telecommunications, information, media and edutainment. TELKOM’s shares are listed in the Indonesian Stock Exchange (IDX: TLKM) and its American Depository Shares are listed in the New York Stock Exchange (NYSE:TLK) and London Stock Exchange (LSE:TKIA).

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (BALANCE SHEETS)

DECEMBER 31, 2010 (AUDITED) AND MARCH 31, 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	December 31, 2010	March 31, 2011
	Rp.	Rp.	US$ (Note 3)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	9,119,849	10,645,475	1,222,564
Temporary investments	370,433	380,047	43,646
Trade receivables
Related parties - net of allowance for doubtful accounts of Rp.151,266 million in 2010 and Rp.88,897 million in 2011	780,043	1,124,366	129,126
Third parties - net of allowance for doubtful accounts of Rp.1,294,078 million in 2010 and Rp.1,461,089 million in 2011	3,563,666	3,611,144	414,717
Other receivables - net of allowance for doubtful accounts of Rp.6,304 million in 2010 and Rp.6,164 million in 2011	90,140	83,906	9,636
Inventories - net of allowance for obsolescence Rp.83,286 million in 2010 and Rp.87,730 million in 2011	515,536	553,137	63,524
Advances and prepaid expenses	3,441,031	3,298,167	378,773
Claims for tax refund	133,056	121,686	13,975
Prepaid taxes	715,698	826,223	94,886
Other current assets	1,175	1,175	135
Total Current Assets	18,730,627	20,645,326	2,370,982
NON-CURRENT ASSETS
Long-term investments - net	253,850	251,471	28,880
Property, plant and equipment - net of accumulated depreciation of Rp.83,712,378 million in 2010 and Rp.83,071,756 million in 2011	75,832,408	74,684,267	8,577,005
Prepaid pension benefit cost	988	932	107
Advances and other non-current assets	3,052,695	3,307,615	379,858
Goodwill and other intangible assets - net of accumulated amortization of Rp.9,094,032 million in 2010 and Rp.9,245,179 million in 2011	1,784,525	1,705,775	195,897
Escrow accounts	41,662	40,307	4,629
Deferred tax assets - net	61,692	49,785	5,717
Total Non-current Assets	81,027,820	80,040,152	9,192,093
TOTAL ASSETS	99,758,447	100,685,478	11,563,075

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (BALANCE SHEETS) (continued)

DECEMBER 31, 2010 (AUDITED) AND MARCH 31, 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	December 31, 2010	March 31, 2011
	Rp.	Rp.	US$ (Note 3)
LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Trade payables
Related parties	1,153,874	702,918	80,726
Third parties	6,356,921	5,806,443	666,832
Other payables	20,953	28,187	3,237
Taxes payables	735,690	933,993	107,263
Dividend payables	255,545	5,460	627
Accrued expenses	3,409,260	3,933,530	451,740
Unearned income	2,681,483	2,855,948	327,987
Advances from customers and suppliers	499,705	297,700	34,189
Short-term bank loans	55,831	66,440	7,630
Current maturities of long-term liabilities	5,303,636	4,373,982	502,324
Total Current Liabilities	20,472,898	19,004,601	2,182,555
NON-CURRENT LIABILITIES
Deferred tax liabilities - net	4,073,814	4,043,894	464,415
Unearned income	312,029	295,105	33,891
Accrued long service awards	242,149	242,177	27,813
Accrued post-retirement health care benefits	1,050,030	991,865	113,909
Accrued pension and other post-retirement benefits costs	536,990	588,895	67,631
Long-term liabilities - net of current maturities
Obligations under finance leases	408,867	376,041	43,186
Two-step loans - related party	2,741,303	2,531,541	290,731
Bonds and notes	3,249,379	3,280,730	376,771
Bank loans	10,256,205	9,099,750	1,045,047
Total Non-current Liabilities	22,870,766	21,449,998	2,463,394
TOTAL LIABILITIES	43,343,664	40,454,599	4,645,949

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL POSITION (BALANCE SHEETS) (continued)

DECEMBER 31, 2010 (AUDITED) AND MARCH 31, 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars)

	December 31, 2010	March 31, 2011
	Rp.	Rp.	US$ (Note 3)
STOCKHOLDERS' EQUITY
STOCKHOLDERS' EQUITY ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT
Capital stock - Rp.250 par value per Series A Dwiwarna share and Series B share
Authorized - 1 Series A Dwiwarna share and 79,999,999,999 Series B shares
Issued and fully paid - 1 Series A Dwiwarna share and 20,159,999,279 Series B shares	5,040,000	5,040,000	578,811
Additional paid-in capital	1,073,333	1,073,333	123,265
Treasury stock - 490,574,500 shares in 2010 and 2011	(4,264,073)	(4,264,073)	(489,701)
Difference in value arising from restructuring transactions and other transactions between entities under common control	478,000	478,000	54,895
Difference due to change of equity in associated companies	385,595	385,595	44,283
Unrealized holding gain from available-for-sale securities	49,695	46,671	5,360
Translation adjustment	233,378	228,867	26,284
Difference due to acquisition of non-controlling interest in subsidiaries	(484,629)	(484,629)	(55,657)
Retained earnings
Appropriated	15,336,746	15,336,746	1,761,326
Unappropriated	26,570,697	29,399,000	3,376,285
Total Stockholders' Equity Attributable To Owners Of The Parent	44,418,742	47,239,510	5,425,151
Non-controlling Interest	11,996,041	12,991,369	1,491,975
TOTAL STOCKHOLDERS' EQUITY	56,414,783	60,230,879	6,917,126
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	99,758,447	100,685,478	11,563,075

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

THREE MONTHS PERIOD ENDED MARCH 31, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

	2010*	2011
	Rp.	Rp.	US$ (Note 3)
OPERATING REVENUES
Telephone
Fixed lines	3,308,062	2,929,579	336,443
Cellular	6,691,220	6,754,777	775,742
Interconnection	1,050,682	846,083	97,167
Data, internet and information technology services	4,764,426	5,451,873	626,112
Network	277,470	304,873	35,013
Other telecommunications services	264,476	418,575	48,071
Total Operating Revenues	16,356,336	16,705,760	1,918,548
OPERATING EXPENSES
Depreciation and amortization	3,739,090	3,447,594	395,935
Personnel	1,874,100	1,951,393	224,105
Operations, maintenance and telecommunication services	3,737,601	4,069,777	467,387
General and administrative	599,339	511,471	58,739
Interconnection	670,220	806,101	92,575
Marketing	416,458	725,421	83,310
Total Operating Expenses	11,036,808	11,511,757	1,322,051
OPERATING INCOME	5,319,528	5,194,003	596,497
OTHER (EXPENSES) INCOME
Interest income	79,674	120,140	13,797
Equity in net (loss) income of associated companies	437	(1,136)	(130)
Interest expense	(504,235)	(405,239)	(46,539)
Gain on foreign exchange - net	164,054	152,428	17,505
Others - net	77,005	74,058	8,505
Other expenses - net	(183,065)	(59,749)	(6,862)
INCOME BEFORE TAX	5,136,463	5,134,254	589,635
TAX (EXPENSE) BENEFIT
Current	(1,011,852)	(1,328,635)	(152,585)
Deferred	(348,368)	18,012	2,069
	(1,360,220)	(1,310,623)	(150,516)
INCOME FOR THE PERIOD	3,776,243	3,823,631	439,119
OTHER COMPREHENSIVE (EXPENSE) INCOME
Foreign currency translation	(169)	(4,511)	(518)
Change in fair value of available-for-sale financial assets - net of tax	16,977	(3,024)	(347)
Total Other Comprehensive (Expense) Income	16,808	(7,535)	(865)
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	3,793,051	3,816,096	438,254

PERUSAHAAN PERSEROAN (PERSERO)

P.T. TELEKOMUNIKASI INDONESIA Tbk AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (continued)

THREE MONTHS PERIOD ENDED MARCH 31, 2010 AND 2011 (UNAUDITED)

(Figures in tables are presented in millions of Rupiah and thousands of United States Dollars, except per share and per ADS data)

	2010*	2011
	Rp.	Rp.	US$ (Note 3)
Income for the period attributable to:
Owners of the parent	2,786,263	2,828,303	324,812
Non-controlling interest	989,980	995,328	114,307
	3,776,243	3,823,631	439,119
Total comprehensive income attributable to:
Owners of the parent	2,803,071	2,820,768	323,947
Non-controlling interest	989,980	995,328	114,307
	3,793,051	3,816,096	438,254
BASIC EARNINGS PER SHARE
Income per share	141.65	143.79	0.02
Income per ADS (40 Series B shares per ADS)	5,666.00	5,751.60	0.08